UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

FLOTEK INDUSTRIES, INC
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

343389102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,120,644
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,120,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,222,214
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,222,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 104,755
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,447,613
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,447,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 66,449
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,447,613
PERSON WITH	9	SOLE DISPOSITIVE POWER 66,449
	10	SHARED DISPOSITIVE POWER 3,447,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,514,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock, $0.0001 par value (the “Shares”) of Flotek Industries, Inc., a Delaware corporation (the “Issuer” or “FTK”). The address of the principal executive office of the Issuer is 10603 W. Sam Houston Parkway N., Suite 300, Houston Texas 77064.
Item 2.  Identity and Background.

 This Schedule 13D is being filed by the following two limited partnerships (the “D3 Family Funds”), the following Bahamian corporation (the “Managed Account”), the following corporation, which is the sole general partner of the D3 Family Fund(s) and the sole investment manager of the Managed Account, as indicated below, and the following individual (collectively, the “Reporting Persons”), who is the President of the general partner.
(a)            The Reporting Persons are:  The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”); The D3 Family Bulldog Fund, L.P. a Washington limited partnership (the “Bulldog Fund”); Haredale Ltd., a Bahamian corporation, Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”), which is the sole general partner of the D3 Family Funds; and David Nierenberg, a United States citizen, who is the President of NIMCO.
 (b)            The business address of each of the D3 Family Funds, NIMCO and Mr. Nierenberg is 19605 N.E. 8th Street, Camas, Washington  98607.  The business address of the Managed Account is 3rd Floor, Montague Sterling Centre, East Bay Street, Nassau Bahamas.
(c)            The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers.  The principal business of the Managed Account is to hold private investment.  The principal business of NIMCO is to serve as the general partner of the D3 Family Fund(s). Mr. Nierenberg’s principal occupation is President of NIMCO.
(d, e)            During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)            The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $17,276,236. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and Haredale Ltd.

Item 4.  Purpose of Transaction
The Reporting Persons have bought 1M more FTK shares, raising our ownership stake to 5.6%.  We did this for these five reasons:

—	The share price seems low in our opinion relative to cash and other assets on the balance sheet;
—
Since John Gibson joined FTK as its CEO and board chair on January 6, 2020, we believe that the company now has a terrific leader, with an excellent background in energy and energy-related technology, an extensive network of industry relationships, the ability to inspire FTK’s executive team and employees, and an equity-focused contract which aligns him with shareholders and which will reward him if he drives the company back to profitability and multiplies its share price.  After only two months on the job, we believe that his impact on corporate culture and company morale has been extremely positive;

—
FTK’s management team seems to us to be the best we’ve seen during our time as a shareholder, with a new CEO, CFO, General Counsel, EVP-Sales, and EVP-Operations joining the company since the end of 2018;

—	The quality of board governance, engagement, and oversight has improved and continues improving; and
—
FTK’s new CEO now has its management and staff tightly focused on doing “the right stuff:” driving over $15M more in cost reduction after FTK took out more than $50M in the prior nine quarters; protecting balance sheet strength; visiting and listening to customers to provide them with proven productivity solutions which could drive revenue growth in a challenging environment; and making smart asset allocation decisions which build, rather than dissipate, shareholder value.

We recognize that the price war between Russia and Saudi Arabia, and the coronavirus, make this a difficult time for FTK’s customers, and therefore for FTK as well.  Having said that, we believe that strong leadership, a solid team, a good balance sheet, a tight focus, cost reduction, listening to customers’ challenges, and shrewd asset allocation can buy time for FTK to get well.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 63,275,372 Shares outstanding as of March 3, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2020.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 1,120,644 Shares, constituting approximately 1.8% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 2,222,214 Shares, constituting approximately 3.5% of all of the outstanding Shares.
As of the close of business on the date hereof, Haredale Limited individually beneficially owned 104,744 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account, as discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 3,447,613 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 5.4% of all of the outstanding Shares.
By virtue of his relationship with NIMCO, as discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 3,514,062 Shares, consisting of (i) 66,449 Shares held directly and (ii) the 3,447,613 Shares beneficially owned by NIMCO, constituting approximately 5.6% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 3,514,062 Shares, constituting approximately 5.6% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

 (b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,120,644 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,222,214 Shares held by the Bulldog Fund.
The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 104,755 Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 66,449 Shares held directly by him.
 (c)            During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:
Fund	Transaction Date	Shares Bought	Price
D3 Family Fund LP	03/11/2020	147,069	0.99
D3 Family Bulldog Fund LP	03/11/2020	363,618	0.99
Haredale Ltd	03/11/2020	18,918	0.99
D3 Family Fund LP	03/12/2020	76,451	0.90
D3 Family Bulldog Fund LP	03/12/2020	151,600	0.90
Haredale Ltd	03/12/2020	7,146	0.90
D3 Family Fund LP	03/13/2020	76,451	1.01
D3 Family Bulldog Fund LP	03/13/2020	151,601	1.01
Haredale Ltd	03/13/2020	7,146	1.01

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)              Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of March 16, 2020, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference
Item 7.  Material to be filed as Exhibits
Exhibit 99.1
Joint Filing Agreement to Schedule 13D by and among D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., Haredale Ltd., Nierenberg Investment Management Company, Inc. and David Nierenberg dated as of March 16, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P.,

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

March 16, 2020                                                                                       By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                    David Nierenberg, President

Haredale Ltd.

By: Nierenberg Investment Management
Company, Inc.

Its: Investment Manager

March 16, 2020                                                                                        By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
  David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

March 16, 2020                                                                                      By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                    David Nierenberg, President

March 16, 2020                                                                                                                         /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                  David Nierenberg